EXHIBIT 99.1
                                                                    ------------



                             WESTERN OIL SANDS - Q1


WESTERN OIL SANDS - 2005 INTERIM REPORT Q1

FOR THE THREE MONTH PERIOD ENDED MARCH 31

MESSAGE TO SHAREHOLDERS

WESTERN OIL SANDS INC. ("WESTERN") IS PLEASED TO REPORT ITS FIRST QUARTER 2005 RESULTS AND PROVIDE AN OPERATIONAL UPDATE FOR THE ATHABASCA OIL SANDS PROJECT (THE "PROJECT" OR THE "AOSP"). DURING THE FIRST QUARTER OF 2005, WESTERN GENERATED NET REVENUE OF $91.7 MILLION, EBITDAX OF $27.4 MILLION, CASH FLOW FROM OPERATIONS OF $10.8 MILLION ($0.20 PER SHARE) AND A NET LOSS OF $1.9 MILLION ($0.04 PER SHARE). BY COMPARISON, IN THE FIRST QUARTER OF 2004, WESTERN GENERATED NET REVENUE OF $82.7 MILLION, EBITDAX OF $25.7 MILLION, CASH FLOW FROM OPERATIONS OF $9.0 MILLION ($0.18 PER SHARE) AND A NET LOSS OF $5.7 MILLION ($0.11 PER SHARE).

         Relative to the first quarter of 2004, financial results during the first quarter of 2005 were impacted by a 42 per cent increase in West Texas Intermediate ("WTI") prices, expensing additional repair costs at the Upgrader, a higher percentage of heavy oil sales, wider light to heavy crude oil differentials, and a decrease in volumes subject to hedge contracts. In the first quarter of 2005, a $2.7 million unrealized foreign exchange loss ($2.2 million net of tax) was included in net earnings, compared to a loss of $8.1 million ($6.4 million net of tax) for the first quarter of 2004. Excluding the impact of Western's hedging activities, EBITDAX was $64.2 million compared to $43.1 million for the first quarter of 2004 and cash flow from operations was $47.6 million ($0.89 per share) in the first quarter of 2005.


HIGHLIGHTS

o During the first quarter of 2005, production averaged 132,516 barrels per day (26,503 barrels per day net to Western) compared to 135,985 barrels per day (27,197 barrels per day net to Western) in the first quarter of 2004. Production for the quarter was lower than anticipated due to an unplanned shutdown of one train at the Scotford Upgrader in the fourth quarter of 2004 that continued into January 2005, and the subsequent unplanned shutdown of the same train in mid-March. Production in the first quarter of 2005 increased by 21 per cent over the fourth quarter of 2004. During the shutdown in the fourth quarter of 2004, planned 2005 maintenance work on Train 1 at the Upgrader was completed. A planned maintenance shutdown of Train 2 is scheduled to begin in September and will result in a single-train operation for a period of one to two months.

o On March 22, we announced our intent to split our common shares on a three-for-one basis. If regulatory and shareholder approval is received at the Annual and Special Meeting, shareholders of record on June 1, 2005 will receive three Class A Common Shares for every one share held bringing total outstanding Common Shares to approximately 160 million. We believe this will stimulate additional trading liquidity in Western's Common Shares and generate a broader shareholder base.

o Subsequent to the end of first quarter and effective April 15, 2005, Mr. James Houck joined Western as President and Chief Executive Officer. With over 35 years in the energy industry, Mr. Houck brings a wealth of experience and knowledge as he is a seasoned international senior executive officer. I have every confidence that Jim will successfully lead and direct Western through its next phase of growth and, in the process, deliver substantial shareholder value. As I have previously communicated, with Jim's appointment I have assumed the role of Chairman of the Board of Directors. It is with great pride that I relinquish the role of President and Chief Executive Officer as Western has grown from a start-up enterprise to a world renowned oil sands developer and producer. I look forward to actively participating in the strategic planning of Western and continuing to implement strong Board governance in my role as Chairman in the years to come.


                      WESTERN OIL SANDS INTERIM REPORT - 1

                             WESTERN OIL SANDS - Q1


AOSP EXPANSION UPDATE

Western, together with its partners, is developing strategies to increase production capacity by de-bottlenecking existing facilities and developing additional resources, and increasing production to potentially 500,000 to 600,000 barrels per day (100,000 to 120,000 barrels per day net to Western). The Project has received regulatory approval for a portion of this development and this process will continue with all of our stakeholders in the Athabasca region. Engineering work on the first expansion project is progressing. This expansion is expected to add between 90,000 to 100,000 barrels per day (18,000 to 20,000 barrels per day net to Western) with construction commencing in 2006.

         As announced on April 29, 2005, regulatory applications have been filed to expand capacity at both the Muskeg River Mine and Scotford Upgrader. The Muskeg River Mine expansion includes developing additional mining areas on the west side of Lease 13 and Lease 90, adding another bitumen extraction train to the existing plant and a number of de-bottlenecking projects. These plans will increase the capacity of the Muskeg River Mine from 155,000 to about 300,000 barrels per day (31,000 to about 60,000 net to Western). Regulatory approval for this expansion project is anticipated in mid-2006. This, in combination with the Jackpine Mine approval received in 2004, would provide the AOSP with regulatory approvals for mining developments encompassing all of Lease 13 and Lease 90, totaling 500,000 barrels per day of bitumen.

         The Scotford Upgrader expansion plan includes adding a third bitumen upgrading train which, along with de-bottlenecking of the existing facilities, will increase upgrading capacity to approximately 300,000 barrels per day. Regulatory approval for this expansion project is also anticipated in mid-2006. Further additions to upgrading capacity will be made in a timely manner to bring total capacity to 500,000 barrels per day in line with future mining expansions.

         The Joint Venture partners plan to further develop the leases in the Athabasca area by employing a continuous construction, "building-block" approach. As part of this strategy, the Project would start construction of the first 100,000 barrel per day mining expansion on Lease 13 in 2006, concurrent with a similar-sized expansion of the Scotford Upgrader and de-bottlenecking projects at both facilites. The development strategy will evolve as we consider various factors including the outcome of the regulatory process, market conditions, final project costs and approvals, and sustainable development considerations.

On behalf of the Board of Directors,

Guy J. Turcotte,

Chairman
May 1, 2005


                      WESTERN OIL SANDS INTERIM REPORT - 2

                             WESTERN OIL SANDS - Q1


MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WAS PREPARED AS OF MAY 1, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004 INCLUDED IN THE ANNUAL REPORT. IT OFFERS MANAGEMENT'S ANALYSIS OF OUR FINANCIAL AND OPERATING RESULTS AND CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING BUT NOT LIMITED TO OUR OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES. FORWARD-LOOKING INFORMATION TYPICALLY CONTAINS STATEMENTS WITH WORDS SUCH AS "ANTICIPATE", "ESTIMATE", "EXPECT", "POTENTIAL", "COULD", OR SIMILAR WORDS SUGGESTING FUTURE OUTCOMES. WE CAUTION READERS TO NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION BECAUSE IT IS POSSIBLE THAT PREDICTIONS, FORECASTS, PROJECTIONS AND OTHER FORMS OF FORWARD-LOOKING INFORMATION MAY DIFFER MATERIALLY FROM ACTUAL RESULTS ACHIEVED BY WESTERN. WESTERN DOES NOT MAINTAIN A POLICY NOR IS UNDER ANY OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS A RESULT OF NEW INFORMATION OR EVENTS.

BY ITS NATURE, OUR FORWARD-LOOKING INFORMATION INVOLVES NUMEROUS ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES. A CHANGE IN ANY ONE OF THESE FACTORS COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING INFORMATION. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE
FOLLOWING: MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS, AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.


OVERVIEW

Western Oil Sands Inc. ("Western") is a Canadian oil sands corporation that holds a 20 per cent undivided ownership interest in a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent undivided ownership interests, respectively, in the Joint Venture. The Athabasca Oil Sands Project (the "AOSP" or the "Project"), which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil. Currently, apart from our interest in the Project, we have no other material assets nor do we have any other ongoing operations. Western continued, however, to identify, evaluate and pursue other oil sands and related business opportunities.



                      WESTERN OIL SANDS INTERIM REPORT - 3

                             WESTERN OIL SANDS - Q1


HIGHLIGHTS

THREE MONTHS ENDED MARCH 31                                                 2005            2004
-------------------------------------------------------------------------------------------------
OPERATING DATA
     Bitumen Production (bbls/d)                                          26,503          27,197
     Synthetic Crude Sales (bbls/d)                                       34,488          35,786
     Operating Expense per Processed Barrel ($/bbl)                        25.46           20.70
-------------------------------------------------------------------------------------------------
FINANCIAL DATA ($ THOUSANDS, EXCEPT AS INDICATED)
     Net Revenue                                                          91,743          82,684
     Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1) (2)            38.76           34.61
     EBITDAX (1) (3)                                                      27,416          25,732
     Cash Flow from Operations (4)                                        10,770           9,048
     Cash Flow per Share - Basic ($/Share) (1) (5)                          0.20            0.18
     Net Loss (6)                                                          1,944           5,703
     Net Loss Per Share ($/Share)
         Basic & Diluted                                                    0.04            0.11
     Net Capital Expenditures (7)                                         17,554           5,458
     Total Assets                                                      1,499,588       1,457,418
     Long-term Financial Liabilities                                     827,553         903,999
     Weighted Average Shares Outstanding - Basic (Shares)             53,319,434      50,673,495
-------------------------------------------------------------------------------------------------

(1) PLEASE REFER TO PAGE 14 FOR A DISCUSSION OF NON-GAAP FINANCIAL MEASURES.
(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL, NET OF HEDGING ACTIVITIES, DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO PAGE 6 FOR CALCULATION.
(3) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION AND FOREIGN EXCHANGE AS CALCULATED ON PAGE 10.
(4) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.
(5) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.
(6) WESTERN HAS NOT PAID DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.
(7) NET CAPITAL EXPENDITURES ARE CAPITAL EXPENDITURES NET OF ANY INSURANCE PROCEEDS RECEIVED DURING THE PERIOD.


OPERATING RESULTS

PRODUCTION

During the first quarter of 2005, production from the Mine averaged 132,516 barrels per day (26,503 barrels per day net to Western) of bitumen compared to 135,985 barrels per day (27,197 barrels per day net to Western) in the first quarter of 2004. An unplanned shutdown of one train at the Scotford Upgrader in the fourth quarter of 2004 that continued into 2005 reduced production. In addition, a subsequent unplanned shutdown of the same train occurred in mid-March which also impacted production. Full production resumed in early April. In the fall of this year, operations will be impacted by a planned turnaround on Train 2 at the Scotford Upgrader scheduled to begin in September and extending for a period of one to two months.


                      WESTERN OIL SANDS INTERIM REPORT - 4

                             WESTERN OIL SANDS - Q1


REVENUE

NET REVENUE

THREE MONTHS ENDED MARCH 31
($ THOUSANDS, EXCEPT AS INDICATED)                             2005        2004
--------------------------------------------------------------------------------
REVENUE
     Oil Sands (1)                                          120,309     112,713
     Marketing                                               45,576      19,522
     Transportation                                             247         322
--------------------------------------------------------------------------------
     Total Revenue                                          166,132     132,557
--------------------------------------------------------------------------------

PURCHASED FEEDSTOCKS AND TRANSPORTATION
     Oil Sands                                               27,565      29,701
     Marketing                                               46,383      19,478
     Transportation                                             441         694
--------------------------------------------------------------------------------
     Total Purchased Feedstocks and Transportation           74,389      49,873
--------------------------------------------------------------------------------

NET REVENUE
     Oil Sands (1)                                           92,744      83,012
     Marketing                                                (807)          44
     Transportation                                           (194)       (372)
--------------------------------------------------------------------------------
     Total Net Revenue                                       91,743      82,684
--------------------------------------------------------------------------------
SYNTHETIC CRUDE SALES (bbls/d)                               34,488      35,786
--------------------------------------------------------------------------------
REALIZED CRUDE OIL SALES PRICE ($/bbl) (2)                    38.76       34.61
--------------------------------------------------------------------------------

(1) OIL SANDS REVENUE AND NET REVENUE ARE PRESENTED NET OF WESTERN'S HEDGING ACTIVITIES.
(2) REALIZED CRUDE OIL SALES PRICE ($/BBL) IS CALCULATED AS OIL
SANDS REVENUE DIVIDED BY TOTAL SYNTHETIC CRUDE SALES FOR THE PERIOD.

         Western recorded crude oil sales revenue of $166.1 million in the first quarter of 2005, which included $120.3 million from proprietary production, compared to crude oil sales revenue of $132.6 million in the first quarter of 2004, $112.7 million of which was from proprietary production. This year-over-year increase is largely a result of a higher realized selling price per barrel due to higher underlying WTI prices, together with fewer physical barrels subject to fixed price swap contracts compared to the prior year period.

         Oil sands sales volumes, which include bitumen and purchased feedstocks, averaged 34,488 barrels per day in the first quarter of 2005 compared to 35,786 barrels per day in the first quarter of 2004, due to the operational issues encountered during the first quarter of 2005.

         The first quarter of 2005 was characterized by continued buoyancy in commodity prices with WTI averaging US$49.84 per barrel for the quarter. This represents a three per cent increase compared to the fourth quarter of 2004 and a 42 per cent increase compared the prior year period. Heavy oil differentials, which correlate to movements in WTI, widened during these same time periods. With heavy oil products in the overall sales mix, absolute commodity prices and heavy oil market differentials affect average synthetic crude oil price realizations. Western's price differential widened compared to the prior year period as a result of the following: (1) broader market forces which caused heavy oil differentials to widen by over US$9.00 per barrel; (2) an increased percentage of heavy oil sales in the overall sales mix; and (3) fewer barrels subject to fixed price swap contracts. Western's differential narrowed compared to the fourth quarter of 2004


                      WESTERN OIL SANDS INTERIM REPORT - 5

                             WESTERN OIL SANDS - Q1


due to a greater percentage of lighter crude in our overall sales mix as operations approached historical norms.

         Western generated net revenue of $91.7 million in the first quarter of 2005, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton and hedging activities. By comparison, Western generated net revenue of $82.7 million in the first quarter of 2004. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used to create various blends of synthetic crude oil products. The cost of these feedstocks depends upon world oil markets and the spread between heavy and light crude oil prices.

         As far as Western's hedging program is concerned, during the first quarter of 2005, our hedging activities resulted in an overall decrease to net revenue of $36.8 million or $11.85 per barrel. Western's hedged barrels for the balance of the year are 7,000 barrels per day at WTI $26.87 versus 14,000 barrels per day for the first quarter of 2005 and 20,000 barrels per day for 2004. The remaining hedge will have a material impact on earnings and cash flow should WTI remain at present levels. Hedging activities are more fully discussed in the Financial Risks section of this MD&A.

OPERATING COSTS

Western's unit cash operating costs were $25.46 per processed barrel for the first quarter of 2005 compared to $20.70 per processed barrel for the first quarter of 2004 (restated to conform to the presentation adopted during the second quarter of 2004). This increase is directly attributable to the repairs associated with the unplanned shutdown in the first quarter of 2005. Actual repair costs are included in operating costs. Moreover, as the majority of our operating costs are fixed in nature, lower than anticipated production results in a higher unit operating cost. Higher operating costs compared to the same time period last year also reflect higher natural gas costs.

         Compared to the fourth quarter of 2004, unit operating costs decreased $2.76 per processed barrel in the first quarter of 2005. This decrease was largely the result of increased bitumen production providing better coverage of fixed operating costs in the quarter, together with the completion of the majority of the repairs associated with production interruptions in the fourth quarter of 2004 offset by higher natural gas costs.

         The AOSP is committed to achieving continuous improvement in the operational performance of the facilities, which should result in a corresponding decrease in unit operating costs. This will be achieved through a combination of increased reliability and efficiency at the Mine, growth in production through de-bottlenecking as well as other growth activities and constant cost management.

THREE MONTHS ENDED MARCH 31
($ THOUSANDS, EXCEPT AS INDICATED)                              2005        2004
--------------------------------------------------------------------------------
OPERATING EXPENSES FOR BITUMEN SOLD
     Operating Expense - Income Statement                    59,188      51,824
     Operating Expense - Inventoried                            788        (939)
--------------------------------------------------------------------------------
     Total Operating Expenses For Bitumen Sold               59,976      50,885
--------------------------------------------------------------------------------

Sales (BARRELS PER DAY)

                      WESTERN OIL SANDS INTERIM REPORT - 6

                             WESTERN OIL SANDS - Q1


THREE MONTHS ENDED MARCH 31
($ THOUSANDS, EXCEPT AS INDICATED)                              2005        2004
--------------------------------------------------------------------------------
     Total Synthetic Crude Sales                             34,488      35,786
     Purchased Upgrader Blend Stocks                          8,314       8,766
--------------------------------------------------------------------------------
     Synthetic Crude Sales Excluding Blend Stocks            26,174      27,020
--------------------------------------------------------------------------------

OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) (1)           25.46       20.70

(1) OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) IS CALCULATED AS TOTAL OPERATING EXPENSES FOR BITUMEN SOLD DIVIDED BY SYNTHETIC CRUDE SALES EXCLUDING BLEND STOCKS.

         The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blend stocks, for the relevant period. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

ROYALTIES

Royalties of $0.7 million in the first quarter of 2005 remained unchanged from the first quarter of 2004. Year-over-year amounts are consistent as a result of higher deemed bitumen royalty prices offset by lower production volumes. Compared to the fourth quarter of 2004, royalties increased $0.2 million in the first quarter of 2005 primarily as a result of increases in production volumes.


CORPORATE RESULTS

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses ("G&A") were $2.6 million for the first quarter of 2005 compared to $2.0 million for the first quarter of 2004 due to the increased number of employees within Western, together with additional costs associated with regulatory compliance. This also represents a moderate increase compared to the fourth quarter of 2004 due to payment of year-end cash bonuses and additional travel expenses incurred in the first quarter.

INSURANCE EXPENSE

Insurance expenses were $1.9 million for the first quarter of 2005 compared to $2.5 million in the first quarter of 2004. Insurance expenses are lower compared to the prior year period due to lower premiums associated with the various corporate policies, combined with the strengthening of the Canadian dollar as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars. Insurance expenses in the first quarter of 2005 were comparable to those incurred in the fourth quarter of 2004.

INTEREST EXPENSE

Interest expense totaled $15.1 million in the first quarter of 2005 compared to $15.8 million in the first quarter of 2004. This four per cent decrease is a result of the Canadian dollar strengthening against the US dollar during this period compared to the prior year period, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars. Interest expense increased by $0.8 million in the first quarter of 2005 compared to the fourth quarter of 2004, reflecting the marginal weakening of the Canadian dollar during the first quarter against the US dollar together with an increase in the balance drawn on the Revolving Credit Facility.

DEPRECIATION, DEPLETION AND AMORTIZATION

                      WESTERN OIL SANDS INTERIM REPORT - 7

                             WESTERN OIL SANDS - Q1


Depreciation, depletion and amortization ("DD&A") totaled $10.5 million for the first quarter of 2005 compared to $10.6 million for the first quarter of 2004. This minor decrease is a result of marginally lower bitumen production and an increased reserve base which decreases the unit of production amount expensed for depletion.

FOREIGN EXCHANGE

During the first quarter of 2005, Western reported a foreign exchange loss of $2.9 million compared to a loss of $8.2 million in the first quarter of 2004. This decrease is a result of the strengthening of the Canadian dollar against the US dollar during this period. As reference points, the noon-day closing foreign exchange rate on March 31, 2004 was $1.3105 Cdn/US compared to $1.2036 Cdn/US on December 31, 2004 and $1.2096 Cdn/US on March 31, 2005. In terms of average rates for the respective periods, the average rate for the first quarter of 2005 was $1.227 Cdn/US compared to an average rate of $1.3178 Cdn/US for the prior year period and $1.2207 Cdn/US for the fourth quarter of 2004.

INCOME TAXES

For the first quarter of 2005, Western had an income tax expense of $0.06 million compared to an income tax recovery of $3.5 million for the same period last year. Included in this expense is a future income tax recovery of $0.6 million (2004 $4.2 million), which reflects the net increase in Western's future income tax asset.

NET LOSS

During the first quarter of 2005, Western reported a net loss of $1.9 million ($0.04 per share) compared to a net loss of $5.7 million ($0.11 per share) in the first quarter of 2004. Net losses include the impact of unrealized foreign exchange losses on our US dollar denominated debt. In the first quarter of 2005, there was an unrealized foreign exchange loss of $2.7 million compared to an unrealized loss of $8.1 million in the first quarter of 2004.

         The following table provides the reconciliation between Net Loss, Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION: NET LOSS TO EBITDAX

THREE MONTHS ENDED MARCH 31
($ THOUSANDS)                                                  2005       2004
--------------------------------------------------------------------------------
NET LOSS                                                     (1,944)    (5,703)
Add (Deduct):
     Depreciation, Depletion and Amortization                10,498     10,561
     Accretion on Asset Retirement Obligation                   141        125
     Stock-based Compensation                                   641        152
     Unrealized Foreign Exchange Loss                         2,700      8,145
     Future Income Tax Recovery                                (648)    (4,232)
     Cash Settlement on Performance Share Units                (596)        --
     Cash Settlement on Asset Retirement Obligation             (22)        --
--------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE CHANGES
     IN NON-CASH WORKING CAPITAL                             10,770      9,048
Add:
     Interest                                                15,086     15,848


                      WESTERN OIL SANDS INTERIM REPORT - 8

                             WESTERN OIL SANDS - Q1


THREE MONTHS ENDED MARCH 31
($ THOUSANDS)                                                  2005       2004
--------------------------------------------------------------------------------
     Realized Foreign Exchange Loss                             234         68
     Large Corporations Tax                                     708        768
     Cash Settlement on Performance Share Units                 596         --
     Cash Settlement on Asset Retirement Obligation              22         --
--------------------------------------------------------------------------------
EBITDAX                                                      27,416     25,732
--------------------------------------------------------------------------------

         EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation and Foreign Exchange) was $27.4 million for the first quarter of 2005, reflecting a seven per cent increase over the $25.7 million recorded for the first quarter of 2004. Excluding the impact of Western's hedging activities, EBITDAX was $64.2 million for the first quarter of 2005 compared to $43.1 million for the first quarter of 2004, an increase of 49 per cent. First quarter 2005 EBITDAX increased $48.9 million over the fourth quarter of 2004. Excluding the impact of hedging activities, EBITDAX in the first quarter 2005 improved $38.5 million or 150 per cent compared to the fourth quarter of 2004. The improvement in EBITDAX, both from the previous years' comparative quarter and the previous quarter, is mainly the result of increases in the average synthetic crude sales price offset by one-time charges associated with the repairs to address the operational issues encountered during the first quarter, together with higher variable costs which are correlated to higher WTI prices.

         Cash flow from operations before changes in non-cash working capital ("cash flow from operations") was $10.8 million for the first quarter of 2005 compared to $9.0 million recorded in the first quarter of 2004. First quarter 2005 cash flow from operations increased $48.7 million over the fourth quarter of 2004. This increase compared to the prior year period is the result of higher bitumen production through a return to more normal operations and an increase in the average synthetic crude sales price.


FINANCIAL POSITION

BANK DEBT

During the first quarter of 2005, Western drew an additional $13.0 million from its credit facilities as a result of the production interruptions which commenced during the fourth quarter and continued into the first quarter of 2005. Western also successfully refinanced the $100 million Senior Credit Facility through its assumption into Western's $240 million Revolving Credit Facility, thereby increasing the Revolving Credit Facility to $340 million. All such bank debt is now classified as a long-term liability.

         Western has previously communicated that the total capacity of the Revolving Credit Facility and Senior Credit Facility was limited to $281 million based on certain covenants. This ceiling is a function of the before tax net present value of Western's share of the proved reserves associated with the Project based on a constant price discounted at 10%. As a result of Western's most recent independent appraisal of reserves, total debt capacity under the recently combined Revolving Credit Facility increased to $299 million. As at March 31, 2005, $229 million had been drawn on this Revolving Credit Facility.


                      WESTERN OIL SANDS INTERIM REPORT - 9

                             WESTERN OIL SANDS - Q1


CAPITAL EXPENDITURES

Western's capital expenditures totaled $17.6 million in the first quarter of 2005. This included $11.0 million for de-bottlenecking and AOSP project capital, $0.9 million for sustaining capital, $3.3 million for growth and new venture investments and $2.4 million for other corporate purposes. Capital expenditures in the first quarter of 2004 totaled $5.5 million.

ANALYSIS OF CASH RESOURCES

Cash balances totaled $5.7 million at March 31, 2005 compared to $4.7 million at March 31, 2004. Cash inflows included: $10.8 million cash flow from operations, $13.0 million increase in bank lines and $0.8 million from the exercise of employee stock options. Cash outflows included: $4.7 million decrease in non-cash working capital, $17.6 million of capital expenditures and $0.3 million in repayment of obligations under capital lease and deferred charges.

         The decrease in non-cash working capital during the first quarter of 2005 was the result of a $7.3 million increase in accounts receivable, an $11.4 million increase in inventory and a $0.7 million increase in prepaid expenses, offset by a $14.6 million increase in accounts payable. The increase in accounts payable reflects an additional three months of accrued interest on the US denominated debt, increased accruals related to both Oil Sands and Marketing feedstocks costs, and the increased accrual on hedging activities. The increase in accounts receivable is the result of both increased sales volumes and increased commodity prices. Inventory is higher as a result of higher prices associated with purchased feedstocks combined with increased volumes of upgraded inventory compared to the end of the fourth quarter of 2004.

INSURANCE CLAIMS

The Joint Venture achieved a satisfactory final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the Mine site. However, certain insurers also involved in the Cost Overrun and Delay Insurance dispute with Western continue to withhold insurance proceeds payable to Western for these damages. The amounts withheld are approximately equal to the amounts recovered. During the first quarter of 2005, we received no insurance proceeds, and the total recovered to date under the insurance coverage provided in our Joint Venture construction policies remains at $16.1 million for our share.

         Western and its Joint Venture partners have filed a joint arbitration notice with the insurers in respect of the $500 million delay in start-up claim related to the fire at the Muskeg River Mine on January 6, 2003 and the arbitration hearings are expected to begin in late 2005. In addition, arbitration proceedings have commenced for Western's limits claim on its $200 million Cost Overrun and Delay Insurance policy. The arbitration panel has established a schedule for the arbitration hearings to commence in mid 2006. Following each of these arbitration hearings, we expect to receive a binding decision from the respective panels with regard to our claims.


                      WESTERN OIL SANDS INTERIM REPORT - 10

                             WESTERN OIL SANDS - Q1


FINANCIAL RISKS

The objective of Western's hedging program is to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flow from the sale of our synthetic crude products, protecting the base capital program and ensuring the funding of debt obligations. To this end, Western has the following contracts outstanding as at March 31, 2005:

HEDGING SUMMARY

                                                                                             UNREALIZED
                                                                                            DECREASE TO
INSTRUMENT         NOTIONAL VOLUME               HEDGE PERIOD             SWAP PRICE     FUTURE REVENUE
                     (BBLS/D)                                              (US$/BBL)  (CDN $ THOUSANDS)
--------------------------------------------------------------------------------------------------------
WTI Swaps              7,000          April 1, 2005 to December 31, 2005    US$26.87         $ (72,692)
--------------------------------------------------------------------------------------------------------

         The strengthening in the price of crude oil since this program was initiated resulted in Western not participating in Edmonton PAR increases to the extent of our hedged volumes. The impact of this program on Western's revenue is described in the following table:

THREE MONTHS ENDED MARCH 31, (UNAUDITED)                                     2005                2004
-------------------------------------------------------------------------------------------------------
Decrease in Revenue - $ thousands                                          36,794              17,350
Decrease in Revenue - $/bbl                                                 11.85                5.33
-------------------------------------------------------------------------------------------------------

OUTLOOK FOR 2005

The first quarter of 2005 was characterized by operational performance issues resulting in lower than anticipated production volumes, higher unit costs and lower prices realizations - all of which were offset by higher commodity prices. We believe the financial impact of lower production volumes, which takes into account the planned turnaround scheduled for September, will be offset by continued strength in sales price realizations through the balance of 2005. As a result, Western continues to expect cash flow to approximate $160 million ($3.00 per share pre-split) and net earnings to approximate $66 million ($1.25 per share pre-split) in 2005.

         The AOSP's operations are extremely complex. Since start-up, we have obtained important learning and experience regarding the intricacies of the Project. This knowledge is proving invaluable as we continue to focus on plant reliability in order to attain production levels at or above design rate capacity of 155,000 barrels per day. We remain committed to continually improving the reliability of the Project for the balance of the year.

         We intend to allocate capital throughout 2005 for the de-bottlenecking initiatives that have been previously disclosed. Capital will also be allocated towards expansion initiatives. The Owners are currently finalizing a formal feasibility study. The study will be used to provide greater certainty surrounding the activities that must occur regarding the expansion plans, in addition to greater cost certainty associated with these activities.

EXPANSIONS

The Joint Venture partners' strategy of achieving its longer-term goal to produce more than 500,000 barrels per day (100,000 barrels per day net to Western) has been refined to take into account valuable learnings


                      WESTERN OIL SANDS INTERIM REPORT - 11

                             WESTERN OIL SANDS - Q1


from the original project execution and new construction techniques. The Joint Venture partners plan to further develop the leases in the Athabasca area by employing a continuous construction, "building-block" approach. Initially, each building block would be sized at approximately 100,000 barrels per day. As part of this strategy, the Project would start construction of the first 100,000 barrel per day mining expansion on Lease 13 in 2006, concurrent with a similar-sized expansion of the Scotford Upgrader and de-bottlenecking projects at both facilities. Opportunities to integrate new production trains with existing facilities will be considered where practical to reduce construction and operating costs. Additional building blocks, including both mining and upgrading expansions, would follow in due course.

         Western believes this continuous construction strategy would avoid the unnecessary costs associated with repeatedly mobilizing and demobilizing large teams of human resources in addition to achieving economies of scale in many areas including engineering design costs, logistics, owner's costs and volume purchasing in these very large projects.

         Subject to final investment approvals, construction of the first expansion projects on Lease 13 and at the Scotford Upgrader is expected to start in 2006 and to be completed in 2009. These projects, including de-bottlenecking of the existing facilities, are expected to increase synthetic crude production to about 300,000 barrels a day by 2010. A capital cost estimate for these projects will be provided in 2006 following regulatory and investment approvals.

BUSINESS RISKS

Western is subject to a number of business risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2004 Annual Report, which are available on the Company's website.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation and foreign exchange gains ("EBITDAX"), and EBITDAX excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

                      WESTERN OIL SANDS INTERIM REPORT - 12

                             WESTERN OIL SANDS - Q1


CONSOLIDATED BALANCE SHEETS

                                                              AS AT MARCH 31   AS AT DECEMBER 31
($ THOUSANDS)                                                           2005                2004
-------------------------------------------------------------------------------------------------
                                                                 (UNAUDITED)
ASSETS
Current Assets
     Cash                                                    $         5,679      $        3,715
     Accounts Receivable                                              69,884              62,564
     Inventory                                                        25,548              14,186
     Prepaid Expense                                                   6,426               5,771
                                                             ------------------------------------
                                                                     107,537              86,236
                                                             ------------------------------------
Capital Assets (NOTE 1)                                            1,359,146           1,351,745
Deferred Charges                                                      17,746              18,378
Future Income Taxes (NOTE 9)                                          15,159              14,511
                                                             ------------------------------------
                                                                   1,392,051           1,384,634
                                                             ------------------------------------
                                                             $     1,499,588      $    1,470,870
                                                             ------------------------------------
LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities                $       102,298      $       87,679
     Current Portion Long-term Debt (NOTE 2)                              --              95,000
     Current Portion of Lease Obligations (NOTE 3)                     3,849               5,230
                                                             ------------------------------------
                                                                     106,147             187,909
Long-term Liabilities
     Long-term Debt (NOTE 2)                                         773,320             662,620
     Lease Obligations (NOTE 3)                                       54,233              53,474
     Asset Retirement Obligation (NOTE 4)                              8,310               8,191
                                                                     835,863             724,285
                                                             ------------------------------------
                                                                     942,010             912,194
                                                             ------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (NOTE 5)                                               546,500             545,699
Contributed Surplus (NOTE 8)                                           1,290               1,245
Retained Earnings                                                      9,788              11,732
                                                                     557,578             558,676
                                                             ------------------------------------
                                                             $     1,499,588      $    1,470,870
                                                             ------------------------------------

Commitments and Contingencies (NOTE 10)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      WESTERN OIL SANDS INTERIM REPORT - 13

                             WESTERN OIL SANDS - Q1


CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31
(UNAUDITED - $ THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                 2005                2004
-------------------------------------------------------------------------------------------------------------
REVENUES
     Revenues (NOTE 11)                                                  $       166,132      $      132,557
     Less:  Purchased Feedstocks and Transportation                               74,389              49,873
                                                                         ------------------------------------
                                                                                  91,743              82,684
                                                                         ------------------------------------
EXPENSES
     Operating                                                                    59,188              51,825
     Royalties                                                                       661                 680
     General and Administrative                                                    2,581               1,987
     Insurance                                                                     1,897               2,460
     Interest (NOTE 7)                                                            15,086              15,848
     Stock-based Compensation (NOTE 8)                                               641                 152
     Accretion on Asset Retirement Obligation (NOTE 4)                               141                 125
     Depreciation, Depletion and Amortization                                     10,498              10,561
     Foreign Exchange Loss                                                         2,934               8,213
                                                                         ------------------------------------
                                                                                  93,627              91,851
                                                                         ------------------------------------
NET LOSS BEFORE INCOME TAXES                                                      (1,884)             (9,167)
Income Tax Expense (Recovery) (NOTE 9)                                                60              (3,464)
                                                                         ------------------------------------
NET LOSS                                                                          (1,944)             (5,703)
Retained Earnings (Deficit) at Beginning of Period                                11,732              (7,720)
                                                                         ------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD                             $         9,788      $      (13,423)
                                                                         ------------------------------------
NET LOSS PER SHARE (NOTE 6)
     Basic                                                               $         (0.04)     $        (0.11)
                                                                         ------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      WESTERN OIL SANDS INTERIM REPORT - 14

                             WESTERN OIL SANDS - Q1


CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31
(UNAUDITED - $ THOUSANDS)                                                           2005                2004
-------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
     Net Loss                                                              $      (1,944)     $       (5,703)
Non-cash Items:
     Stock-based Compensation (NOTE 8)                                               641                 152
     Accretion on Asset Retirement Obligation (NOTE 4)                               141                 125
     Depreciation, Depletion and Amortization                                     10,498              10,561
     Unrealized Foreign Exchange Loss (NOTE 2)                                     2,700               8,145
     Future Income Tax Recovery (NOTE 9)                                            (648)             (4,232)
Cash Items:
     Cash Settlements of Asset Retirement Obligation (NOTE 4)                        (22)                 --
     Cash Settlement of Performance Share Unit Plan (NOTE 8)                        (596)                 --
                                                                         ------------------------------------
CASH FROM OPERATIONS                                                              10,770               9,048
Decrease (Increase) in Non-Cash Working Capital (NOTE 12)                         (5,443)             17,915
                                                                         ------------------------------------
                                                                                   5,327              26,963
                                                                         ------------------------------------
FINANCING ACTIVITIES
     Issue of Share Capital (NOTE 5)                                                 801                 600
     Issue (Repayment) of Long-term Debt, Net                                     13,000             (16,000)
     Deferred Charges                                                                 --                  (4)
     Repayment of Obligations Under Capital Lease                                   (335)               (336)
                                                                         ------------------------------------
CASH GENERATED (USED)                                                             13,466             (15,740)
                                                                         ------------------------------------
INVESTING ACTIVITIES
     Capital Expenditures                                                        (17,554)            (10,061)
     Insurance Proceeds (NOTE 10)                                                     --               4,603
     Decrease (Increase) in Non-Cash Working Capital (NOTE 12)                       725              (4,877)
                                                                         ------------------------------------
CASH INVESTED                                                                    (16,829)            (10,335)
                                                                         ------------------------------------
Increase in Cash                                                                   1,964                 888
Cash at Beginning of Period                                                        3,715               3,770
                                                                         ------------------------------------
CASH AT END OF PERIOD                                                      $       5,679      $        4,658
                                                                         ------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      WESTERN OIL SANDS INTERIM REPORT - 15

                             WESTERN OIL SANDS - Q1


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR DOLLAR AMOUNTS IN THOUSANDS)
THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF WESTERN OIL SANDS INC. AND ITS SUBSIDIARIES (THE "CORPORATION"), AND ARE PRESENTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED USING THE SAME ACCOUNTING POLICIES AND METHODS OF COMPUTATION AS THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004. THE DISCLOSURES PROVIDED BELOW ARE INCREMENTAL TO THOSE INCLUDED IN THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS. THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO IN THE CORPORATION'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2004.

1. CAPITAL ASSETS

MARCH 31, 2005 (UNAUDITED)                                        COST      ACCUM. DD&A*      NET BOOK VALUE
-------------------------------------------------------------------------------------------------------------
Oil Sands Project                                          $ 1,353,840       $   (68,393)        $ 1,285,447
Oil Sands Project Assets Under Capital Lease                    52,705            (2,817)             49,888
Other Assets                                                    24,927            (1,116)             23,811
-------------------------------------------------------------------------------------------------------------
                                                           $ 1,431,472       $   (72,326)        $ 1,359,146
-------------------------------------------------------------------------------------------------------------


DECEMBER 31, 2004
Oil Sands Project                                          $ 1,341,395       $   (58,955)        $ 1,282,440
Oil Sands Project Assets Under Capital Lease                    52,705            (2,439)             50,266
Other Assets                                                    20,105            (1,066)             19,039
-------------------------------------------------------------------------------------------------------------
                                                           $ 1,414,205       $   (62,460)        $ 1,351,745
-------------------------------------------------------------------------------------------------------------

*  ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

2. LONG-TERM DEBT

MARCH 31, 2005                                                         DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
US$450 million Senior Secured Notes                                          $   544,320         $   541,620
Senior Credit Facility                                                                --              95,000
Revolving Credit Facility                                                        229,000             121,000
-------------------------------------------------------------------------------------------------------------
                                                                                 773,320             757,620
Less: Current Portion of Long-term Debt                                               --             (95,000)
-------------------------------------------------------------------------------------------------------------
                                                                             $   773,320         $   662,620
-------------------------------------------------------------------------------------------------------------

THE CORPORATION REFINANCED THE $100 MILLION SENIOR CREDIT FACILITY UTILIZING A CLAUSE INCLUDED IN THE $240 MILLION REVOLVING CREDIT FACILITY. THIS CLAUSE ENABLED THE CORPORATION TO INCREASE THE REVOLVING CREDIT FACILITY BY $100 MILLION BY INCREASING THE COMMITMENTS OF THE CURRENT SYNDICATE, AFTER RECEIVING THEIR CONSENT. THE TERMS OF THIS INCREASE ARE CONSISTENT WITH THOSE INCLUDED IN THE ORIGINAL $240 MILLION REVOLVING CREDIT FACILITY. THE $100 MILLION SENIOR CREDIT FACILITY WAS TO MATURE AND BE REPAYABLE ON APRIL 23, 2005.

UNDER THE TERMS OF THE SENIOR SECURED NOTES THERE IS A LIMIT ON THE AMOUNT AVAILABLE FOR DRAWDOWN. THIS LIMIT IS DETERMINED AS A FUNCTION OF THE NET PRESENT VALUE OF CASH FLOW BEFORE INCOME TAXES DISCOUNTED AT 10 PER CENT FROM OUR PROVED RESERVES DETERMINED ON A CONSTANT PRICING BASIS BY THE INDEPENDENT RESERVES EVALUATORS. AS A RESULT OF BOTH THE RESERVES EVALUATION AND THE $100 MILLION INCREASE DESCRIBED ABOVE, THE AMOUNT AVAILABLE FOR DRAWDOWN FOR GENERAL CORPORATE PURPOSES INCREASED FROM $181 MILLION TO $299 MILLION.

THE CORPORATION INCREASED THE AMOUNT ISSUED IN LETTERS OF CREDIT UNDER THE REVOLVING CREDIT FACILITY FROM $8.1 MILLION AT DECEMBER 31, 2004 TO $8.9 MILLION AT MARCH 31, 2005.

THE CORPORATION'S US DOLLAR DENOMINATED SENIOR SECURED NOTES ARE TRANSLATED INTO CANADIAN DOLLARS AT THE PERIOD END EXCHANGE RATE. THE UNREALIZED FOREIGN EXCHANGE LOSS ARISING ON THE NOTES FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2005 WAS $2.7 MILLION (2004 - $8.1 MILLION). AS AT MARCH 31, 2005, A TOTAL OF $164.5 MILLION OF UNREALIZED FOREIGN EXCHANGE GAINS HAD BEEN RECOGNIZED FROM THE INCEPTION OF THE NOTES, APPROXIMATELY $92 MILLION OF WHICH WAS CAPITALIZED AS IT OCCURRED PRIOR TO COMMERCIAL OPERATIONS.

                      WESTERN OIL SANDS INTERIM REPORT - 16

                             WESTERN OIL SANDS - Q1


3. LEASE OBLIGATIONS

                                                     MARCH 31, 2005   DECEMBER 31, 2004
----------------------------------------------------------------------------------------
                                                        (UNAUDITED)
Obligations Under Capital Lease                         $    51,274          $   51,609
Operating Lease Guarantee Obligation                          6,808               7,095
----------------------------------------------------------------------------------------
                                                             58,082              58,704
Less : Current Portion                                       (3,849)             (5,230)
----------------------------------------------------------------------------------------
                                                        $    54,233          $   53,474
----------------------------------------------------------------------------------------

THE CAPITAL LEASE OBLIGATION RELATES TO THE CORPORATION'S SHARE OF CAPITAL COSTS FOR THE HYDROGEN-MANUFACTURING UNIT WITHIN THE OIL SANDS PROJECT. REPAYMENTS OF THE PRINCIPAL OBLIGATION ARE $1.3 MILLION PER YEAR AND ARE SCHEDULED TO REMAIN AT THAT LEVEL UNTIL REPAID.

UNDER THE MOBILE EQUIPMENT LEASE THE CORPORATION IS COMMITTED TO PAY ITS 20 PER CENT SHARE OF AN AMOUNT EQUAL TO 85 PER CENT OF THE ORIGINAL COST OF THE EQUIPMENT TO THE LESSOR AT THE END OF THE TERMS OF THE LEASE. ACCORDINGLY, THE CORPORATION RECOGNIZES, AS A LIABILITY, A PORTION OF THIS FUTURE PAYMENT AS IT RELATES TO THE SERVICE LIFE OF THE EQUIPMENT THAT HAS PASSED. DURING THE THREE MONTHS ENDED MARCH 31, 2005 THE CORPORATION PAID $1.4 MILLION IN RESPECT TO THIS OBLIGATION (MARCH 31, 2004 - NIL).

4. ASSET RETIRMENT OBLIGATION

THE CORPORATION, IN ASSOCIATION WITH ITS 20 PER CENT WORKING INTEREST IN THE OIL SANDS PROJECT IS RESPONSIBLE FOR ITS SHARE OF FUTURE DISMANTLEMENT AND SITE RESTORATION COSTS IN THE MINING, EXTRACTING AND UPGRADING ACTIVITIES. DURING THE THREE MONTHS ENDED MARCH 31, 2005, THE CORPORATION INCURRED $0.02 MILLION IN COSTS ASSOCIATED WITH THIS OBLIGATION (MARCH 31, 2004 - NIL). THE FOLLOWING TABLE PRESENTS THE RECONCILIATION OF THE ASSET RETIREMENT OBLIGATION FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004:

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Year          $   8,191          $    7,137
Liabilities Incurred                                             --                  --
Liabilities Settled                                            (22)                  --
Accretion on Asset Retirement Obligation                        141                 125
----------------------------------------------------------------------------------------
                                                          $   8,310          $    7,262
----------------------------------------------------------------------------------------

5. SHARE CAPITAL ISSUED AND OUTSTANDING:

(UNAUDITED) NUMBER OF SHARES AMOUNT
----------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2004                             53,278,762          $  545,699
Issued on Exercise of Employee Stock Options                 84,492                 801
----------------------------------------------------------------------------------------
TOTAL ISSUED SHARE CAPITAL AT MARCH 31, 2004             53,363,254          $  546,500
----------------------------------------------------------------------------------------

OUTSTANDING:

STOCK OPTIONS                                             1,235,044
-------------------------------------------------------------------
DILUTED SHARES AT MARCH 31, 2004                         54,598,298
-------------------------------------------------------------------


6. NET EARNINGS (LOSS) PER SHARE

THE BASIC WEIGHTED AVERAGE NUMBER OF SHARES FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005 IS 53,319,494 (MARCH 31, 2004 - 50,673,495). DUE TO A LOSS FOR
THE THREE-MONTH PERIOD ENDED MARCH 31, 2005 AND 2004, ZERO INCREMENTAL SHARES ARE INCLUDED FOR THE DILUTED EARNINGS PER SHARE WEIGHTED AVERAGE NUMBER BECAUSE THE EFFECT WOULD BE ANTI-DILUTIVE.

                      WESTERN OIL SANDS INTERIM REPORT - 17

                             WESTERN OIL SANDS - Q1


7. INTEREST EXPENSE

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Interest on Long-term Debt                            $      14,539          $   15,370
Interest on Obligations Under Capital Lease                     547                 478
----------------------------------------------------------------------------------------
                                                      $      15,086          $   15,848
----------------------------------------------------------------------------------------

CASH INTEREST PAID FOR THE THREE-MONTH PERIOD ENDING MARCH 31, 2005 WAS $5.0 MILLION (MARCH 31, 2004 - $3.2 MILLION).

8. STOCK-BASED COMPENSATION

(a) STOCK OPTION PLAN

UNDER THE CORPORATION'S STOCK-BASED COMPENSATION PLAN 63,890 OPTIONS WERE GRANTED DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2005 AT AN AVERAGE EXERCISE PRICE OF $59.35 (MARCH 31, 2004 - 66,183 OPTIONS AT AN AVERAGE EXERCISE PRICE OF $32.48). THE FAIR VALUES OF ALL OPTIONS GRANTED DURING THE PERIOD ARE ESTIMATED AS AT THE GRANT DATE USING THE BLACK-SCHOLES OPTION-PRICING MODEL. THE WEIGHTED-AVERAGE FAIR VALUES OF THE OPTIONS AND THE ASSUMPTIONS USED IN THEIR DETERMINATION ARE AS FOLLOWS:

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Weighted-average Fair Value                           $       20.56        $      12.30
Risk Free Interest Rate                                       4.06%               4.12%
Expected Life (in years)                                       6.00                6.00
Expected Volatility                                            0.26                0.30
Dividend Per Share                                    $          --        $         --
----------------------------------------------------------------------------------------

(b) PERFORMANCE SHARE UNIT PLAN

UNDER THE PERFORMANCE SHARE UNIT PLAN ("PSUP") 11,031 UNITS VESTED DURING FEBRUARY 2005 AND THE REQUIRED COMMON SHARES WERE DISTRIBUTED TO THE PSUP UNIT HOLDERS. THESE UNITS REPRESENTED THE FIRST VESTING OF THE PSUP AND THE COMMON SHARES WERE ACQUIRED FROM THE SECONDARY MARKET AT AN AVERAGE PRICE OF $54.03. DURING THE THREE-MONTH PERIOD ENDING MARCH 31, 2005, THE CORPORATION GRANTED 37,960 PSUP UNITS. AT MARCH 31, 2005 THERE WERE 60,026 PSUP UNITS OUTSTANDING.

(c) STOCK-BASED COMPENSATION

DURING 2003, THE CORPORATION ADOPTED CICA 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" WHICH RESULTS IN THE RECOGNITION OF COMPENSATION EXPENSE FOR ANY OPTIONS OR PSUP UNITS GRANTED ON OR AFTER JANUARY 1, 2003 UNDER THE FAIR VALUE METHOD. FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005, THE CORPORATION HAS RECOGNIZED $0.6 MILLION IN RESPECT TO STOCK-BASED COMPENSATION FOR THESE OPTIONS AND PSUP UNITS (MARCH 31, 2004 - $0.2 MILLION).
UNDER CICA 3870 NO COMPENSATION EXPENSE IS REQUIRED TO BE RECOGNIZED FOR STOCK OPTIONS GRANTED BEFORE JANUARY 1, 2003. HAD COMPENSATION EXPENSE BEEN DETERMINED BASED ON THE FAIR VALUE METHOD FOR AWARDS MADE ON OR AFTER JANUARY 1, 2002 BUT BEFORE JANUARY 1, 2003, THE CORPORATION'S NET EARNINGS (LOSS) AND NET EARNINGS
(LOSS) PER SHARE WOULD HAVE BEEN ADJUSTED TO THE PROFORMA AMOUNTS INDICATED
BELOW:

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Compensation Expense                                  $         220        $        224
Net Loss - as Reported                                       (1,944)             (5,703)
----------------------------------------------------------------------------------------
Net Loss - Proforma                                   $      (2,164)       $     (5,927)
----------------------------------------------------------------------------------------
Basic Net Earnings (Loss) per share:
     - as Reported                                    $       (0.04)       $      (0.11)
----------------------------------------------------------------------------------------
     - Proforma                                       $       (0.04)       $      (0.12)
----------------------------------------------------------------------------------------

(d) CONTRIBUTED SURPLUS

THE FOLLOWING TABLE PRESENTS THE RECONCILIATION OF CONTRIBUTED SURPLUS FOR THE
THREE MONTHS ENDED MARCH 31, 2005 AND 2004:

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Contributed Surplus Beginning of Year                 $       1,245        $        278
Stock-based Compensation Expense                                641                 152
Cash Settlement of Performance Share Unit Plan                 (596)                 --
----------------------------------------------------------------------------------------
Contributed Surplus End of Period                     $       1,290        $        430
----------------------------------------------------------------------------------------

                      WESTERN OIL SANDS INTERIM REPORT - 18

                             WESTERN OIL SANDS - Q1


9. INCOME TAX

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Large Corporations Tax                                $         708        $        768
Future Income Tax Recovery                                     (648)             (4,232)
----------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY)                         $          60        $    (3,464)
----------------------------------------------------------------------------------------

THE FUTURE INCOME TAX ASSET CONSISTS OF:

                                                      MARCH 31, 2005   DECEMBER 31, 2004
----------------------------------------------------------------------------------------

                                                         (UNAUDITED)
Future Income Tax Assets:
     Net Losses Carried Forward                       $      59,058        $     61,697
     Share Issue Costs                                        1,253               1,355
     Impairment of Long-lived Assets                            796                 796
Future Income Tax Liabilities:
     Capital Assets in Excess of Tax Values                 (30,925)            (34,242)
     Unrealized Foreign Exchange Gain                       (12,194)            (12,648)
     Debt Issue Costs                                        (2,829)             (2,447)
----------------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET                           $      15,159        $     14,511
----------------------------------------------------------------------------------------

THE FOLLOWING TABLE RECONCILES INCOME TAXES CALCULATED AT THE CANADIAN STATUTORY
RATE OF 37.62% (2004 - 38.87%) WITH ACTUAL INCOME TAXES:

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005                2004
----------------------------------------------------------------------------------------
Net Loss Before Income Taxes                          $      (1,884)       $     (9,167)
----------------------------------------------------------------------------------------
Income Tax Recovery at Statutory Rate                         (709)              (3,563)
Effect of Tax Rate Changes and Timing of Use                    433                (541)
Non-taxable Portion of Foreign Exchange Loss                    562               1,811
Impact of Resource Allowance                                   (934)             (1,939)
Large Corporations Tax                                          708                 768
----------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY)                         $          60        $     (3,464)
----------------------------------------------------------------------------------------

10. COMMITMENTS AND CONTINGENCIES

THE JOINT VENTURE IN 2004 ACHIEVED A SATISFACTORY FINAL SETTLEMENT WITH INSURERS FOR RECOVERY OF COSTS RESULTING FROM THE JANUARY 2003 FIRE AND RELATED FREEZING DAMAGE AT THE MINE SITE. HOWEVER, CERTAIN INSURERS ALSO INVOLVED IN THE COST OVERRUN AND DELAY INSURANCE DISPUTE WITH THE CORPORATION CONTINUE TO WITHHOLD INSURANCE PROCEEDS PAYABLE TO THE CORPORATION FOR THESE DAMAGES. THESE AMOUNTS BEING WITHHELD ARE APPROXIMATELY EQUAL TO THE AMOUNTS RECOVERED. DURING THE FIRST QUARTER OF 2005, THE CORPORATION RECEIVED NO INSURANCE PROCEEDS, AND THE TOTAL RECOVERED BY THE CORPORATION TO DATE UNDER THE INSURANCE COVERAGE PROVIDED IN THE JOINT VENTURE CONSTRUCTION POLICIES REMAINED AT $16.1 MILLION.

THE CORPORATION AND ITS JOINT VENTURE PARTNERS HAVE FILED A JOINT ARBITRATION NOTICE WITH THE INSURERS IN RESPECT OF THE $500 MILLION DELAY IN START-UP CLAIM RELATED TO THE FIRE AT THE MUSKEG RIVER MINE ON JANUARY 6, 2003. IN ADDITION, ARBITRATION PROCEEDINGS HAVE COMMENCED FOR THE CORPORATION'S LIMITS CLAIM ON ITS $200 MILLION COST OVERRUN AND DELAY INSURANCE POLICY. THE ARBITRATION PANEL HAS ESTABLISHED A SCHEDULE FOR THE ARBITRATION HEARINGS TO COMMENCE IN MID-2006. FOLLOWING EACH OF THESE ARBITRATION HEARINGS, THE CORPORATION EXPECTS TO RECEIVE A BINDING DECISION FROM THE RESPECTIVE PANELS WITH REGARD TO THIS CLAIM.

NO AMOUNTS, OTHER THAN THOSE COLLECTED AT MARCH 31, 2005, HAVE BEEN RECOGNIZED IN THESE STATEMENTS RELATING TO THESE INSURANCE POLICIES NOR WILL AN AMOUNT BE RECOGNIZED UNTIL THE PROCEEDS ARE RECEIVED.

                      WESTERN OIL SANDS INTERIM REPORT - 19

                             WESTERN OIL SANDS - Q1


11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

THE CORPORATION HAS ENTERED INTO VARIOUS COMMODITY-PRICING AGREEMENTS DESIGNED TO MITIGATE THE EXPOSURE TO THE VOLATILITY OF CRUDE OIL PRICES IN US DOLLARS. THE AGREEMENTS ARE SUMMARIZED AS FOLLOWS AT MARCH 31, 2005:

                                                                                   UNREALIZED
                                                                                    DECREASE
               NOTIONAL                                                            TO FUTURE
                VOLUME                                          SWAP PRICE            REVENUE
INSTRUMENT     (BBLS/D)                HEDGE PERIOD              (US$/BBL)          (CDN $'S)
---------------------------------------------------------------------------------------------
WTI Swaps        7,000           April 1 to June 30, 2005         US$26.87       $   (24,084)
WTI Swaps        7,000         July 1 to September 30, 2005       US$26.87           (24,653)
WTI Swaps        7,000        October 1 to December 31, 2005      US$26.87           (23,955)
---------------------------------------------------------------------------------------------
                                                                                 $   (72,692)
---------------------------------------------------------------------------------------------

THE CORPORATION, IN ACCORDANCE WITH ITS ACCOUNTING POLICY FOR DERIVATIVE FINANCIAL INSTRUMENTS, INCLUDES ANY SETTLEMENT OF THESE RISK MANAGEMENT ACTIVITIES IN REVENUE. THE FOLLOWING SUMMARIZES THE IMPACT OF THESE RISK MANAGEMENT ACTIVITIES:

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005               2004
---------------------------------------------------------------------------------------
Decrease to Revenue                                   $      36,794      $      17,350
---------------------------------------------------------------------------------------

12. CHANGES IN NON-CASH WORKING CAPITAL

THREE MONTHS ENDED MARCH 31 (UNAUDITED)                        2005               2004
---------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                              $      (7,320)     $       3,427
     Inventory                                              (11,362)            (2,570)
     Prepaid Expense                                           (655)               558
     Accounts Payable and Accrued Liabilities                13,894             16,500
---------------------------------------------------------------------------------------
                                                      $      (5,443)     $      17,915
---------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                              $          --      $         614
     Accounts Payable and Accrued Liabilities                   725             (5,491)
---------------------------------------------------------------------------------------
                                                      $         725      $      (4,877)
---------------------------------------------------------------------------------------

CORPORATE INFORMATION

OFFICERS

GUY J. TURCOTTE
CHAIRMAN OF THE BOARD

JAMES C. HOUCK
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JOHN FRANGOS
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

DAVID A. DYCK
VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

CHARLES W. BERARD
CORPORATE SECRETARY

                      WESTERN OIL SANDS INTERIM REPORT - 20

                             WESTERN OIL SANDS - Q1


SENIOR MANAGEMENT

STEVE REYNISH
SENIOR VICE PRESIDENT, OPERATIONS

GERRY LUFT
VICE PRESIDENT, MARKETING

JACK D. JENKINS
VICE PRESIDENT, CORPORATE PLANNING & HUMAN RESOURCES

RAY MORLEY
VICE PRESIDENT, BUSINESS DEVELOPMENT

DIRECTORS

GUY J. TURCOTTE
CHAIRMAN OF THE BOARD,
WESTERN OIL SANDS, CALGARY, ALBERTA

GEOFFREY A. CUMMING
VICE CHAIRMAN,
GARDINER GROUP CAPITAL LIMITED, TORONTO
DEPUTY CHAIRMAN, EMERALD CAPITAL LIMITED
AUCKLAND, NEW ZEALAND

GLEN F. ANDREWS
RETIRED, FORMERLY PRESIDENT,
BHP COPPER NORTH AMERICA
BAINBRIDGE ISLAND, WASHINGTON

TULLIO CEDRASCHI
PRESIDENT & CHIEF EXECUTIVE OFFICER,
CN INVESTMENT DIVISION
MONTREAL, QUEBEC

WALTER W. GRIST*
MANAGING DIRECTOR,
BROWN BROTHERS HARRIMAN & CO.
NEW YORK, NEW YORK

OYVIND HUSHOVD
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
GABRIEL RESOURCES LIMITED
TORONTO, ONTARIO

JOHN W. LILL
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER,
DYNATEC CORPORATION
RICHMOND HILL, ONTARIO

BRIAN F. MACNEILL*
CHAIRMAN,
PETRO-CANADA
CALGARY, ALBERTA

RANDALL OLIPHANT**
CHAIRMAN AND CEO
ROCKCLIFF GROUP LIMITED
TORONTO, ONTARIO

ROBERT G. PUCHNIAK
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
JAMES RICHARDSON & SONS LIMITED
WINNIPEG, MANITOBA

MAC H. VAN WIELINGEN
CO-CHAIRMAN,
ARC FINANCIAL CORPORATION
CALGARY, ALBERTA

*  RETIRED FROM THE BOARD EFFECTIVE FEBRUARY 14, 2005.
** NEW APPOINTEE EFFECTIVE FEBRUARY 24, 2005.

                      WESTERN OIL SANDS INTERIM REPORT - 21

                             WESTERN OIL SANDS - Q1


HEAD OFFICE
SUITE 2400, ERNST & YOUNG TOWER
440 - 2 AVENUE S.W.
CALGARY, ALBERTA T2P 5E9
PHONE:   (403) 233-1700
FAX:     (403) 296-0122

WEBSITE
WWW.WESTERNOILSANDS.COM

AUDITORS
PRICEWATERHOUSECOOPERS LLP
CALGARY, ALBERTA

LEGAL COUNSEL
MACLEOD DIXON LLP
CALGARY, ALBERTA
PAUL, WEISS, RIFKIND, WHARTON & GARRISON
WASHINGTON, D.C., USA

EVALUATION ENGINEERS
GILBERT LAUSTSEN JUNG ASSOCIATES LTD.
CALGARY, ALBERTA

REGISTRAR AND TRANSFER AGENT
VALIANT TRUST COMPANY
CALGARY, ALBERTA

STOCK EXCHANGE LISTING
THE TORONTO STOCK EXCHANGE
TRADING SYMBOL: WTO


                      WESTERN OIL SANDS INTERIM REPORT - 22